SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  -------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                            R&G FINANCIAL CORPORATION
                                (Name of Issuer)

                 Class B Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   749136 10 7
                                 (CUSIP Number)

                                 Victor J. Galan
                            R&G Financial Corporation
                               280 Jesus T. Pinero
                      Hato Rey, San Juan, Puerto Rico 00918
                                 (787) 758-2424

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 8, 1998
             (Date of Event which Requires Filing of this Statement)


       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box .

       Check the following box if a fee is being paid with this statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

       NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

       * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 320214 10 9


      1.         NAME OF REPORTING PERSON
                 S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Victor J. Galan

      2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                 (See Instructions)                                      (a)
                                                                         (b)

      3.         SEC USE ONLY

      4.         SOURCE OF FUNDS
                 Not applicable

      5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6.         CITIZENSHIP OR PLACE OR ORGANIZATION
                 Puerto Rico

                                 7.    SOLE VOTING POWER
         NUMBER OF                     9,220,278 Class A Common Shares
          SHARES
       BENEFICIALLY
       OWNED BY EACH
         REPORTING
        PERSON WITH
                                 8.    SHARED VOTING POWER
                                       -0-

                                 9.    SOLE  DISPOSITIVE  POWER
                                       9,220,278 Class A Common Shares

                                10.    SHARED DISPOSITIVE POWER
                                       -0-

      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,220,278 Class A Common Shares

      12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

      13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                65.19%

      14.       TYPE OF REPORTING PERSON (See Instructions)
                IN

Item 1.  Security and Issuer.

       The securities to which this Schedule 13D ("Schedule") relates are the shares of Class B common stock, $.01 par value per share ("Class B Shares"), of R&G Financial Corporation (the "Issuer"). The address of the Issuer's principal executive office is 280 Jesus T. Pinero, Hato Rey, San Juan, Puerto Rico 00918.

Item 2.  Identity and Background.

       (a)   Victor J. Galan ("Reporting Person").

       (b) The Reporting Person's business address is the Issuer's principal executive office, 280 Jesus T. Pinero Hato Rey, San Juan, Puerto Rico 00918.

       (c) The Reporting Person is the Chairman of the Board, President and Chief Executive Officer of the Issuer.

       (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

       (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

       (f)   The Reporting Person is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

       Not applicable.

Item 4.  Purpose of Transaction.

       Except as referenced in response to Item 6 below, the Reporting Person currently has no plans or proposals (excluding action which may be taken or proposed to be taken by the Board of Directors of which the Reporting Person is a member) which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

       (a) Prior to the exercise of the Option (as defined in response to Item 6, below), the Reporting Person beneficially owns 9,220,278 shares, par value $.01 per share, of the Issuer's Class A common stock (the "Class A Shares", which may be exchanged for a like number of Class B Shares), which represent approximately 65.19% of the 14,144,752 outstanding shares of common stock
(including the 4,924,474 Class B Shares presently outstanding, not including outstanding options granted by the Issuer to purchase Class B Shares).

       If and when the Optionee exercises the Option with respect to all or part of the Option Shares, the Reporting Person would convert an equal number of his Class A Shares for delivery and sale to the Optionee of the corresponding number of Class B Shares for which the Option is being exercised. If the Option is exercised by the Optionee with respect to all of the 180,000 Class B Shares covered thereby, the Reporting Person would beneficially own 9,040,278 Class A Shares, representing 63.91% of the aggregate outstanding amount of Class A and Class B Shares of the Issuer's common stock.

       (b) The Reporting Person has sole voting and dispositive power with respect to 9,220,278 Class A Shares. The Class A Shares have not been registered under the Exchange Act but are exchangeable into an equal number of Class B Shares. As the holder of all of the issued and outstanding Class A Shares, the Reporting Person is entitled to two votes per share, while the holders of Class B Shares are entitled to one vote per share. The Reporting Person thus holds 78.92% of the voting power of the aggregate number of outstanding shares of the Issuer's common stock.

       (c) Other than the Stock Option Agreement described in response to Item 6 below, the Reporting Person did not effect any other transactions in the Issuer' s securities during the past 60 days.

       (d) Not applicable.

       (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          On May 8, 1998, the Reporting Person executed a stock option agreement (the "Stock Option Agreement"), pursuant to which the Reporting Person granted to Ramon Prats (the "Optionee") the option (the "Option") to purchase up to 180,000 Class B Shares (the "Option Shares"). The following description summarizes certain terms and conditions of the Stock Option Agreement, but does not purport to be a complete description of all of its terms and is qualified in its entirety by reference to the copy of the Stock Option Agreement filed herewith as Exhibit 1 to this Schedule.

          The Stock Option Agreement was executed by the Reporting Person in consideration of the Optionee's agreement to render faithful and efficient service to the Issuer with such duties as and responsibilities as the Issuer shall from time to time prescribe, and as inducement for the Optionee to remain in the service of the Issuer and for his increased efforts during such service. The Optionee is the Vice Chairman of the Board of Directors and Executive Vice President of the Issuer.

          The Option shall be exercisable during a period of six years beginning on the first anniversary of Stock Option Agreement as follows:

          (1)      beginning on its first anniversary, the Optionee may exercise up to one-sixth of the total number of Option Shares;
          (2)      beginning  on  its  second  anniversary,   the  Optionee  may
                   exercise  up to  one-third  of the  total  number  of  Option
                   Shares;
          (3)      beginning on its third anniversary, the Optionee may exercise up to one-half of the total number of Option Shares;
          (4)      beginning  on  its  fourth  anniversary,   the  Optionee  may
                   exercise  up to  two-thirds  of the  total  number  of Option
                   Shares;
          (5) beginning on its fifth anniversary, the Optionee may exercise up to five-sixths of the total number of Option Shares; and
          (6) beginning on its sixth anniversary, the Optionee may exercise the total number of Option Shares.

          The purchase price of the Class B Shares covered by the Option is $8.06 per share. The Stock Option Agreement contains certain anti-dilution adjustment provisions for the number of Class B Shares subject to the Option.

          The Option also is exercisable as follows: (a) with respect to all of the Option Shares, upon the occurrence of a "change of control" of the Issuer (defined, for purposes of the Stock Option Agreement, as the acquisition by any person other than the Reporting Person of direct or indirect beneficial ownership of voting securities of the Issuer representing 50% or more of the Issuer's outstanding securities), or the death, disability or retirement (on or after reaching age 65) of the Optionee; and (b) upon the occurrence of any sale by the Reporting Person of his Class A Shares, in full or in part (a "Stock Disposition"), with respect to the number of Option Shares correspond ing to the same proportion of the total number of Option Shares as the amount of Class A Shares sold by the Reporting Person bears to the total number of Class A Shares owned by the Reporting Person at the time. In either of the foregoing instances, the Option to acquire the corresponding number of Option Shares shall expire on the first anniversary of the event that makes the Option exercisable.

          In the event of a Stock Disposition, the Optionee shall have the option to cause the Reporting Person to purchase all or part of the Option at a price (the "Put Price") equal to the price at which the Reporting Person shall have made the Stock Disposition less (i) the exercise price of $8.06 per share and less (ii) the proportionate share of the costs incurred by the Reporting Person in effecting the Stock Disposition. The Reporting Person shall have the right to purchase the Option from the Optionee at the Put Price in the event that the Reporting Person were to sell all of his Class A Shares.

          The Option shall expire in the event that the Optionee's employment with the Issuer terminates for any reason other than death, disability or retirement (on or after reaching age 65), except that the Optionee may exercise the Option with respect to any Option Shares for which the Option is then exercisable for a period of 30 days following such termination of employment.

          The Option is not transferable by the Optionee (except to his estate pursuant to the laws of descent and distribution).

Item 7. Material to Be Filed as Exhibits.

          Copy of the Stock Option Agreement (Exhibit 1).

                                    SIGNATURE

          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

Date:     June 8, 1998




                                               By:     /s/Victor J. Galan
                                                       ------------------
                                               Name:   Victor J. Galan

         STOCK OPTION  AGREEMENT  dated as of May 8, 1998, by and between VICTOR
J. GALAN ("Galan") and RAMON PRATS ("Prats").

         WHEREAS, Galan is the principal shareholder of R&G FINANCIAL CORPORATION, a Puerto Rico corporation (the "Company") and has determined that it would be to his advantage and best interests as shareholder of the Company to grant the Option provided for herein to Prats as an inducement for him to remain in the service of the Company and as an incentive for his increased efforts during such service;

         NOW, THEREFORE, in consideration of the mutual covenants herein contained the parties hereto do hereby agree as follows:

                                    ARTICLE I
                                   Definitions

         Whenever the following terms are used in this Agreement they shall have the meaning specified below unless the context clearly indicates the contrary.

         "Applicable Shares" shall have the meaning set forth in Section 3.3(b).

         "Change of Control" shall be deemed to have occurred on any date following the date of this Agreement on which any Person, other than Galan or any entity the sole beneficial owner of which is Galan, becomes the "beneficial owner" (as defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the combined voting power of the Company's then outstanding securities, whether this has occurred by stock purchase, merger, or otherwise.

         "Class A Common Stock" means the Class A Common Stock, $.01 par value, of the Company.

          "Class B Common Stock" means the Class B Common Stock, $.01 par value, of the Company.

         "Common Stock" means the Class A Common Stock and the Class B Common Stock.

         "Company" means R&G Financial Corporation, a Puerto Rico corporation, and, except to the extent Galan exercises his rights under Section 2.4(b), the surviving entity in any merger on consolidation involving the Company.

         "Disabled" and "Disability" mean the inability of Prats to perform his duties and responsibilities to the Company by reason of a physical or mental disability or infirmity (i) for a continuous period of twelve (12) months or
(ii) at such earlier time as Prats or his legal representative submits satisfactory medical evidence that he has a physical or mental disability or infirmity which will likely prevent him from returning to the performance of his work duties for twelve months or longer. The date of such disability shall be on the last day of such twelve-month period or the day on which Prats submits such satisfactory medical evidence, as the case may be.

         "Employee" means, with respect to Prats, his employment by the Company or any of its subsidiaries as a director, officer or employee.

         "Estate" means, with respect to Prats, the respective executors, administrators, testamentary trustees, heirs, legatees or beneficiaries of Prats to whom the rights granted by Prats herein shall inure upon Prats' death, by will or the laws of descent and distribution.

         "Exercise Price" shall have the meaning set forth in Section 2.2.

         "Expiration Date" shall have the meaning set forth in Section 3.3(b).

         "Galan Stock Disposition" shall have the meaning set forth in Section 3.1(a)(ii).

         "Option" means the option to purchase the Option Shares as provided in this Agreement.

         "Option Date" means the date of grant of the Option.

         "Option Shares" means the 180,000 Shares (such number subject to the adjustments provided for in Section 2.4, "Adjustments in Option") to be sold by Galan to Prats pursuant to the exercise of the Option.

         "Person"  means  any  individual,   corporation,   partnership,  trust,
unincorporated organization or government or political department or agency thereof or other entity.

         "Put Price" shall have the meaning set forth in Section 2.1(b).

         "Reorganization" shall have the meaning set forth in Section 2.4(b).

         "Retirement" means, with respect to Prats, Prats's retirement as an Employee of the Company (or any of its subsidiaries) on or after reaching age 65.

         "SEC" means the Securities and Exchange Commission.

         "Securities Act" means the Securities Act of 1933, and all rules and regulations promulgated thereunder.

         "Shares" means shares of Class B Common Stock.

         "Vested Shares" shall have the meaning set forth in Section 3.1(a)(ii).

                                   ARTICLE II
                                 Grant of Option

         Section 2.1 Grant of Option. (a) In consideration of Prats's services to the Company and the benefit that Galan will derive as a shareholder of the Company from those services, on the date hereof, Galan hereby grants to Prats the Option to purchase up to 180,000 Shares (such number subject to adjustment as provided in Section 2.4, and as so modified, the "Option Shares") from Galan upon the terms and conditions set forth in this Agreement and Galan agrees that upon exercise of any part of the Option that may become exercisable as provided herein, Galan shall convert at his sole expense a number of Shares of Class A Common Stock owned by him into Shares as is necessary for Galan to perform his obligations hereunder. The rights granted to Prats hereunder shall inure to the benefit of, and may be exercised by, the Estate in accordance with the provisions of this Agreement.

                  (b) In the event that any part or all of the Option granted under this Agreement shall have become exercisable pursuant and subject to
Section 3.1(a)(ii) as a result of a Galan Stock Disposition:

                  (i) Prats or his Estate, as the case may be, shall have the right, in lieu of exercising such portion of the Option as may be then exercisable, to elect by notice to Galan to require Galan to purchase from Prats some or all of the portion of the Option that became exercisable as a result of such sale or transfer by Galan, at a price (the "Put Price(1)") equal to:

                  (A) the product of (x) the number of Option Shares with respect to which the Option is being sold to Galan times (y) the remainder of (i) the price per share at which Galan sold or disposed of his Common Stock, minus (ii) the Exercise Price, less

                  (B) the pro-rata portion of the costs incurred by Galan in connection with such sale or transfer; and

                  (ii) in the case of a sale for value to a non-affiliate of Galan of all of Galan's shares, Galan shall have the right to purchase from Prats the Option, with respect to all Option Shares, at a price equal to the Put Price.

         Section 2.2 Exercise Price. The purchase price of the Shares covered by the Option shall be $8.06 per Share, without commission or other charge. Such purchase price, as it may be adjusted from time to time as provided in Section 2.4, is referred to herein as the "Exercise Price".

         Section 2.3 Consideration to Galan. In consideration of the granting of this Option by Galan, Prats agrees to render faithful and efficient service to the Company with such duties and responsibilities as the Company shall from time to time prescribe.

         Section 2.4 Adjustments in Option. The number of Option Shares and the Exercise Price are subject to the following adjustments in the event of specified changes in the capital structure of the Company before the Expiration Date (as hereinafter defined):

                  (a) In the event of any stock split, extraordinary dividend, combination, exchange, reclassification, distribution of a dividend payable in stock, or the like, the number of Option Shares and the Exercise Price shall be adjusted proportionally by Galan in good faith.

                  (b) In the event of a reorganization, recapitalization, merger, consolidation or liquidation of the Company (each such event, a "Reorganization"), Galan shall have the right to provide that the Option shall (i) be canceled in exchange for payment of securities or property, or any combination thereof, with a value per Option Share determined in good faith by Galan to be equal to the remainder of (1) the value that Galan received in respect of each Option Share as a

--------
         (1)Schedule A sets forth an example of the method described in Section 2.1(b) for calculating the Put Price in a hypothetical situation involving a Galan Stock Disposition, and is incorpo rated by reference hereto for illustration purposes only.

         result of the Reorganization, minus (2) the Exercise Price or (ii) be converted into options to receive securities, property or any combination thereof, with a value determined in good faith by Galan to be equal to the value that Galan received in respect of the Option Shares, at such exercise price as Galan in his discretion may deem appropriate in good faith.

                                   ARTICLE III
                            Period of Exercisability

         Section 3.1 Commencement of Exercisability. (a) The Option granted under this Agreement shall become exercisable as follows:

                  (i) in full with respect to all of the Option Shares upon the occurrence of (1) a Change of Control or (2) the death, Disability or Retirement of Prats;

                  (ii) upon the occurrence of any other sale or other disposition of Common Stock of the Company by Galan (a "Galan Stock Disposition"), solely with respect to a number of Option Shares equal to the product of (1) the total number of Option Shares covered by the Option at the time of such sale or other disposition multiplied by (2) the quotient of (x) the number of Common Stock sold or disposed of by Galan divided by (y) the total number of Common Stock owned by Galan prior to such sale or other disposition (excluding the Option Shares covered by the Option at the time)(2);

                  (iii) provided that none of the events contemplated in paragraphs (i) and (ii) above shall have occurred, the Option may be exercised with respect to such number of Option Shares as provided below (such number of Shares to be herein referred to as the "Vested Shares"):

                  (A) beginning on the first anniversary date of the date of execution of this Agreement, the Option may be exercised to a maximum of one-sixth (1/6th) of the total number of Option Shares;

                  (B) beginning on the second anniversary date of the date of execution of this Agreement, the Option may be exercised to a maximum of one-third (1/3rd) of the total number of Option Shares;

                  (C) beginning on the third anniversary date of the date of execution of this Agreement, the Option may be exercised to a maximum of one-half (1/2) of the total number of Option Shares;

                  (D) beginning on the fourth anniversary date of the date of execution of this Agreement, the Option may be exercised to a maximum of two-thirds (2/3) of the total number of Option Shares;

--------
         (2)Schedule A sets forth an example of the method described herein for calculating the number of Option Shares that may be acquired by Prats pursuant to Section 3.1(a)(ii) in the event of a hypothetical Galan Stock Disposition, and is incorporated by reference hereto for illustration purposes only.

                  (E) beginning on the fifth anniversary date of the date of execution of this Agreement, the Option may be exercised to a maximum of five-sixths (5/6ths) of the total number of Option Shares;

                  (F) beginning on the sixth anniversary date of the date of execution of this Agreement, the Option may be exercised to all of the total number of Option Shares;

provided, however, that, notwithstanding anything herein to the contrary, in the event of (I) a Change of Control, all of the Option Shares shall become Vested Shares and the Option may be exercised in full with respect to all of the Option Shares, and in the event of (II) a Galan Stock Disposition, then the appropriate number of Option Shares, as determined pursuant to clause (ii) of this paragraph
(a) (which shall include, first, any Vested Shares, and if the number of Vested Shares is not sufficient to accommodate the number of Option Shares that may be acquired in the event of a Galan Stock Disposition, such additional number of Option Shares as shall be necessary) shall become Vested Shares and the Option may be exercised solely with respect to such number of the Option Shares; provided, further, that Prats agrees that, at Galan's discretion and as notified by Galan to Prats in writing, the Option shall not be exercisable with respect to any Option Shares not then acquired by Prats and such remaining Option Shares shall become subject to the condition that Prats remain and continue as an Employee for a minimum period of up to two years from the date of such Change of Control or Galan Stock Disposition, and the Option shall then become exercisable in full with respect to the remaining Option Shares upon the lapse of said two-year period if Prats shall have remained as an Employee throughout said period.

                  (b) Notwithstanding anything contained herein to the contrary, the Option shall not be exercisable, no issuance or transfer of Option Shares may be made to Prats, and any attempt to exercise the Option or to transfer any Option Shares to Prats shall be void and of no effect, unless and until (i) a registration statement under the Securities Act has been duly filed and declared effective pertaining to any or all of the Option Shares, and the Option Shares have been duly qualified under applicable state securities or "blue sky" laws or
(ii) Galan, in his sole discretion, determines that such registration or qualification is not required as a result or the availability of an exemption from registration or qualification under such laws.

                  (c) Without limiting the foregoing, if at any time Galan shall determine, in his sole discretion, that the listing, registration or qualification of any or all of the Option Shares under any state, Puerto Rico or United States law or on any securities exchange or the consent or approval of any governmental regulatory body is desirable as a condition of, or in connection with, delivery or purchase of Option Shares, the Option may not be exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to Galan.

                  (d) Anything to the contrary in this Agreement notwithstanding, no Shares shall be delivered upon the exercise of an Option or otherwise transferred, if Galan, in his sole discretion, shall deem it necessary or advisable to delay such delivery in order to ensure compliance with applicable United States, Puerto Rico and state securities laws.

         Section 3.2 Duration of Exercisability. The Option, once it becomes exercisable pursuant to Section 3.1(a), shall remain exercisable until it becomes unexercisable under Section 3.3 hereof. In addition, if any portion or all of the Option is canceled according to this Agreement, then such portion or all of the Option shall not be exercisable.

         Section 3.3 Expiration of Option. (a) Except as otherwise provided in this Section, in the event that Prats's employment with the Company terminates for any reason other than death, Disability or Retirement, (i) if and to the extent that the Option is already exercisable with respect to any or all of the Option Shares at the time of such termination pursuant to Section 3.1(a), then the Option may be exercised within 30 days after such termination and shall expire and cease to be exercisable after such 30-day period; provided, however, that in the event of the death of Prats within such 30-day period, the Option may be exercised by the Estate at any time within 180 days after Prats's death and shall expire and cease to be exercisable after such 180-day period; and (ii) to the extent that the Option is not exercisable at the time of such termination, then the Option shall expire at the time of such termination.

                  (b) In the event that the Option becomes exercisable solely pursuant to clauses (i) and (ii) of Section 3.1(a) with respect to any or all of the Option Shares (the "Applicable Shares"), it may be exercised at any time and from time to time with respect to some or all of such Applicable Shares until 5:00 p.m. San Juan time on the first anniversary (the "Expiration Date") of the event that makes the Option exercisable, at which time the Option shall expire and cease to be exercisable with respect to such Applicable Shares; provided, however, that in the case of the Vested Shares (with respect to which the Option becomes exercisable pursuant to the lapse of time in accordance with Section 3.1(a)(iii)), the Option shall expire with respect to any Vested Shares with respect to which Prats shall not have exercised the Option on the earlier of (i) the first anniversary of the occurrence of an Expiration Date as provided above, or (ii) in accordance with paragraph (a) of this Section 3.3.

         Section 3.4 Non-transferability of Option. The Option or any portion thereof shall not be transferable (by operation of law or otherwise) by Prats (or his Estate) except pursuant to a transfer upon the death of Prats to his Estate by will or the laws of descent and distribution.

                                   ARTICLE IV
                               Exercise of Options

         Section 4.1 Manner of Exercise. The Option, or any exercisable portion thereof, may be exercised by Prats or, upon his death, his Estate solely by delivery to Galan of the following (prior to the time when the Option or such portion becomes unexercisable under Section 3.3 hereof):

                  (a) notice substantially in the form of Exhibit I signed by Prats or his legal representative or the representative of his Estate, stating that the Option or a portion thereof is thereby exercised;

                  (b) full payment in cash or by certified check for the Option Shares with respect to which such Option or portion thereof is exercised; and

                  (c) in the event the Option or a portion thereof shall be exercised by Prats' legal representative or the representative of the Estate of Prats, upon his death, evidence satisfactory to Galan of the right of the representative of the Estate to exercise the Option.

         Section 4.2 Conditions to Issuance of Stock Certificates. The Shares deliverable upon the exercise of the Option shall be fully paid and non-assessable. Galan shall not be required to endorse or convey any certificate or certificates for Shares purchased upon the exercise of the Option or a portion thereof until 7 business days following fulfillment of all the following conditions:

                  (a) (i) the completion of any registration or other qualification of such Shares under any United States, Puerto Rico or state securities laws or under rulings or regulations of the SEC or of any other governmental regulatory body or (ii) the completion of any acts (including, without limitation, the placement of legends of the face of any stock certificate representing the Shares) to meet any requirements for an exemption from registration or qualification of the Shares under any United States, Puerto Rico or state law, which Galan shall, in his absolute discretion, deem necessary or advisable; and

                  (b) the obtaining of any approval or other clearance from any United States, Puerto Rico or state governmental agency or stock exchanges which the Board of Directors of the Company shall, in its absolute discretion, determine to be necessary or advisable.

                                    ARTICLE V
                                Other Provisions

         Section 5.1 Applicable Law. The laws of the Commonwealth of Puerto Rico shall govern the interpretation, validity and performance of the terms of this Agreement, without regard to its principles of conflicts of law.

         Section 5.2 Severability. The invalidity, illegality or unenforceability of one or more of the provisions of this Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Agreement in such jurisdiction or the validity, legality or enforceability of this Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

         Section 5.3 Headings. The headings and captions contained herein are for convenience of reference only and shall not control or affect the meaning or construction of any provision hereof.

         Section 5.4 Notices. All notices and other communications provided for herein shall be dated and in writing and shall be deemed to have been duly given when delivered, if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid and when received if delivered otherwise, to the party to whom it is directed as follows:

         If to Galan at:                    R&G Plaza
                                            280 Jesus T. Pinero Avenue
                                            Hato Rey, Puerto Rico 00918


         If to Prats at:                    R&G Plaza
                                            280 Jesus T. Pinero Avenue
                                            Hato Rey, Puerto Rico 00918

Prats or Galan may change the address to which notices, statements, instructions or other documents are to be sent to such party by written notice to the other party in accordance herewith. Any notice which is required to be given to Prats's Estate shall be given to the executor, administrator, or other representative of Prats's Estate if such representative has previously informed Galan of his status and address by written notice in accordance herewith.

         IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

                                                              /s/VICTOR J. GALAN
                                                                 ---------------
                                                                 VICTOR J. GALAN



                                                              /s/RAMON PRATS
                                                                 -----------
                                                                 RAMON PRATS

                                                                       EXHIBIT I



                           FORM OF NOTICE OF EXERCISE




Mr.  Victor J. Galan
R&G Plaza
280 Jesus Pinero Avenue
Hato Rey, Puerto Rico 00918


Dear Victor:

                  Reference is hereby made to Section 4.1(a) of that certain Stock Option Agreement (the "Stock Option Agreement") dated as of ___________ __, 1997 between you and Ramon Prats. All capitalized terms not defined herein shall have the meanings set forth next to those terms in the Stock Option Agreement.

                  The option to purchase ____ Option Shares pursuant to and according to the terms of the Stock Option Agreement is hereby exercised. Enclosed please find payment [in cash][by certified check] for the full amount of the aforementioned Option Shares.

         [In the event the option is exercised by a person other than Prats add: In addition, enclosed is evidence of my right to exercise the Option on behalf of [Prats][the Estate].]


                                                     Sincerely yours,



                                                     ------------------------

SCHEDULE A
to Stock Option Agreement
by and between Victor J. Galan
and Ramon Prats dated as of
May 8, 1998


1.       Calculation of number of Option Shares under Section 3.1(a)(ii):

         The following example of the calculation of the number of Option Shares which may be acquired by Prats in the event of a Galan Stock Disposition, pursuant to Section 3.1(a)(ii) of the Stock Option Agreement, is intended for illustration purposes only:

Relevant assumptions:

Let A = number of Option Shares covered by the Option at the time: 180,000

Let B =  number of shares sold or disposed of by Galan in the
         Galan Stock Disposition:   2,350,070 (or 25% of total))

Let C =  total number of Common Stock owned by Galan prior to
         the Galan Stock Disposition:       9,220,278

The formula for determining the number of Option Shares with respect to which the Option shall become exercisable (or OS) is the following:

                              OS = A x B / [C - A]

Thus, in the foregoing example,

OS = 180,000 x 2,350,070 / [9,220,278 - 180,000]
OS = 180,000 x 2,350,070 / 9,040,278
OS = 46,791

2. Determination of Put Price under Section 2.1(b):

         The following example of the calculation of the Put Price at which Prats may sell the 46,791 Option Shares to Galan in the event of a Galan Stock Disposition, pursuant to Section 2.1(b) of the Stock Option Agreement, is intended for illustration purposes only:

Relevant assumptions:

Same as above; and further assume the following:

Let E =  the Exercise Price:        $8.06

Let S =  the price per share at which Galan sold his Shares:$25

Let X =  the total expenses incurred by Galan in connection with the Galan Stock
         Disposition: $50,000; therefore, the pro rata share attributable to Prats (or "XP") would be equal to $50,000 times 46,791 divided by 2,350,070, equal to $995.52.

The formula for determining the Put Price is the following:

                         Put Price = [OS x (S - E)] - XP

Thus, in the foregoing example:

Put Price = [46,791 x ($25- $8.06)] - $995.52
Put Price = $792,639.54 - $995.52 = $ 791,644.02